

SI

17018628

SEC Mail Processing Section

JUL 21 2017

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/16 (MM/DD/YY) AND ENDING 05/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Kenneth Drive, Suite 100
(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Wiley 585-336-6545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	NY	14604-2705
(Address)	(City)	(State)	(Zip Code)

2017 JUL 24 PM 5:55
SEC / TM
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMP

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of May 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paychex Securities Corporation
Statement of Financial Condition
May 31, 2017

Paychex Securities Corporation
Index
May 31, 2017



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Paychex Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Paychex Securities Corporation (the 'Company') as of May 31, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our

PricewaterhouseCoopers LLP
Rochester, NY
July 17, 2017

Paychex Securities Corporation
Statement of Financial Condition
May 31, 2017

(in thousands, except share amounts)

Assets		
Cash	$	31,093
Cash segregated under Federal and other regulations		10
Service fee receivable		7,409
Total assets	$	38,512
Liabilities and Stockholder's Equity		
Liabilities		
Fees payable to Parent	$	130
Accrued income taxes payable to Parent		16,937
Total liabilities		17,067
Stockholder's equity		
Common stock, no par value - authorized 200 shares; 10 shares issued and outstanding at May 31, 2017		-
Additional paid-in capital		120
Retained earnings		21,325
Total stockholder's equity		21,445
Total liabilities and stockholder's equity	$	38,512

The accompanying notes are an integral part of this statement of financial condition.

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. (the Parent). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company processes transactions with investment partners for the Parent and calculates a dividend to be paid to the Parent on a quarterly basis. Subsequent to May 31, 2017, the Company declared a dividend in the amount of $6,798,000 to its Parent.

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). The Company has evaluated subsequent events for potential recognition and/or disclosure through July 17, 2017, the date of issuance of this Statement of Financial Condition.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosures in the Company's Statement of Financial Condition.

Concentration and Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivable. All of the Company's deposited cash is maintained at a large well-capitalized (as defined by their regulators) financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivable consists of amounts due from several large investment partners with a past history of collectability.

The Company currently transacts business with several different investment partners. Three of these entities each individually account for over 10% of revenue in the current period. In total, these three entities comprise 75% of the Company's service fee revenue. Management believes that this risk is mitigated as there are numerous other entities existing that could assume the level of business required should one of these investment partners no longer transact with the Company.

Fair Value
The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes
The Company is included in a consolidated U.S. federal income tax return, and various combined state income tax returns, with its Parent. The Company's allocated share of both

federal and state income tax expense of the consolidated group is based on its proportional share of taxable income, but excludes any allocation of tax expense related to uncertain tax positions that do not specifically relate to the Company. For the year ended May 31, 2017, the Company changed the allocation of state income tax expense from only allocating state tax related to states in which the Company would file in on a separate company basis to allocating a proportional share of total state income tax expense based on its proportional share of taxable income.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes expense. The Company has concluded all U.S. federal income tax matters through the Parent's fiscal year ended May 31, 2011, with the fiscal years ended May 31, 2012 through 2017 still subject to audit. With limited exceptions, state income tax audits by taxing authorities are closed through the Parent's fiscal year ended May 31, 2011, primarily due to expiration of the statute of limitations. The Company has no unrecognized tax benefits existing as of May 31, 2017.

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-15, "Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concem." This guidance requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about the Company's ability to continue as a going concern, additional disclosures are required. This guidance is effective for annual reporting periods, ending after December 15, 2016. Adoption of this guidance did not have an effect on the Company's financial statements.

Recently Issued Accounting Pronouncements

In May 2014 through December 2016, the FASB issued guidance on revenue from contracts with customers. This guidance outlines a single comprehensive model for determining revenue recognition for contracts with customers, and supersedes current guidance on revenue recognition in Topic 605, "Revenue Recognition." It is effective for fiscal years beginning after December 15, 2017. The Company expects to adopt the new standard effective June 1, 2018. The Company is currently evaluating the impact of the new revenue recognition standard, but currently does not anticipate it to have a material impact on its results of operations or financial position, with the exception of the guidance on 12b-1 fees that has not yet been finalized.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's financial position.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $250,000, whichever is greater. As of May 31, 2017, the Company had net capital of $14,036,000, which was $12,898,000 in excess of its required capital.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3). This rule requires that the Company hold customer securities in a good control location; determine the

quantity of fully paid for securities in its possession or control, and those not in its possession or control; and that the Company segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers (Reserve Account) separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. As of May 31, 2017 the required amount to be on deposit in the Reserve Account was $860. At May 31, 2017 the Company's Reserve Account balance was $10,000 which was in excess of the reserve required. The Reserve Account is included on the Company's Statement of Financial Condition as cash segregated under Federal or other regulations.

Note C. Related Party Transactions

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's Statement of Financial Condition for the year ended May 31, 2017 (fiscal 2017). Under this expense-sharing agreement, management fee expenses including various expenses related to payroll, payroll taxes, fringe benefits, facilities, and other operating and administrative expenses, were incurred by the Parent on the Company's behalf for fiscal 2017.